SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                     John Wiley & Sons, Inc.
                        (Name of Issuer)

        Class A Common Stock, Par Value $1.00 Per Share
                 (Title of Class of Securities)

                            968223206
                         (Cusip Number)

                        W. Robert Cotham
                   201 Main Street, Suite 2600
                     Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 28, 1994
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 300,983 shares, which constitutes approximately 9.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 3,069,796 shares outstanding. The number of outstanding shares reported on the Issuer's most recent quarterly report on Form 10-Q is 3,069,696.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 1, 1993, as amended by Amendment No. 1 dated December 16, 1993, and Amendment No. 2 dated February 17, 1994 (the "Schedule 13D"), relating to the Class A Common Stock, par value $1.00 per share, of John Wiley & Sons, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change

Item 2.   IDENTITY AND BACKGROUND.

     No material change

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No material change

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 hereby is amended and restated in its entirety to read as follows:

     The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and expect to continue to have, discussions with other shareholders of the Issuer concerning the Issuer's business. The Reporting Persons may, in the future, also have discussions with management of the Issuer and other persons regarding the Issuer's operations.

     Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

     The Reporting Persons currently intend to explore how Class A shareholders can have greater input into the director nomination process. So as to allow adequate time for this process, the Reporting Persons further intend to ask the Issuer to extend the deadline--which the Reporting Persons currently believe is in early April--for notifying the Issuer of shareholder director nominations or other business to be presented at the 1994 Annual Meeting.

     On February 28, 1994, a representative of the Reporting Persons delivered the letter attached hereto as Exhibit 99.2, the text of which is incorporated by reference herein as if fully set forth herein, to the President and Chief Executive Officer of the Issuer.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     No material change

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 --    Agreement pursuant to Rule 13d-1(f)(1)(iii).

     Exhibit 99.2 --    Letter to the President and Chief Executive
                        Officer of the Issuer.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  February 28, 1994

                                  /s/ W. R. Cotham
                                  W. R. Cotham,
                                  Attorney-in-Fact for:

                                        THE BASS MANAGEMENT TRUST (1)
                                        PERRY R. BASS (2)
                                        NANCY L. BASS (3)
                                        LEE M. BASS (4)
                                        DORT A. CAMERON III (5)
                                        THOMAS M. TAYLOR (6)
                                        WILLIAM P. HALLMAN, JR. (7)

                                  THE AIRLIE GROUP L.P.,
                                  a Delaware limited partnership

                                  By:  EBD L.P., a Delaware
                                         limited partnership,
                                         General Partner

                                  By:  TMT-FW, INC.,
                                         a Texas corporation,
                                         General Partner


                                  By:/s/ W. R. Cotham
                                           W. R. Cotham,
                                           Vice President


                                  EBD L.P.,
                                  a Delaware limited partnership

                                  By:  TMT-FW, INC.,
                                         a Texas corporation,
                                         General Partner


                                  By:/s/ W. R. Cotham
                                           W. R. Cotham,
                                           Vice President


                                  TMT-FW, INC.,
                                  a Texas corporation


                                  By:/s/ W. R. Cotham
                                           W. R. Cotham,
                                           Vice President



(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron III previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of William P. Hallman, Jr. previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1             Agreement pursuant to Rule 13d-1(f)(1)(iii)

  99.2             Letter to the President and Chief Executive
                   Officer of the Issuer